September 22, 2020

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention: Sergio Chinos

Jay Ingram

Beverley Singleton

Melissa Raminpour

Re:                             VIA optronics AG
Amendment No. 1 to Registration Statement on Form F-1
Filed September 21, 2020
File No. 333-248599

Ladies and Gentlemen,

On behalf of our client, VIA optronics AG (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 1 of the Company’s Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated September 22, 2020 (the “Comment Letter”).  In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) together with this response letter.  The Amended Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter.  The responses and information below are based on information provided to us by the Company.  For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken.  We have included page numbers to refer to the location in the Amended Registration Statement submitted herewith where the revised language addressing a particular comment appears.  Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

Form F-1/A filed September 21, 2020

Summary Consolidated Financial and Other Data, page 15

1.                                      Refer to the June 30, 2020 As Adjusted column. As you are presenting this data in Euros (€), it is unclear why the line items, working capital and total liabilities reflect the same amounts as shown in the actual column at June 30, 2020 presented in U.S. dollars ($). Please revise or advise. Also, as the net proceeds from the IPO are assumed to be US$83.1 million (or €74.2 million) and the net proceeds from the concurrent private placement to be US$19.6 million (or €17.5 million), using an Exchange rate of €1.00 to US$1.1198, for an aggregate total of US$102.7 million (or €91.7 million) in net proceeds, it is unclear as to your total assets, as adjusted amount of €177,517, and cash and cash equivalents, as adjusted amount of €99,740. Please advise of their computations or revise with consideration given to expanding disclosure in footnote (3) to explain any other adjustments other than net proceeds from the IPO and concurrent private placement. Please also revise disclosures on page 70, Selected Consolidated Financial Data, as appropriate.

Response: The Company respectfully advises the Staff that it has revised disclosure on pages 15 and 70 of the Amended Registration Statement.

Capitalization, page 67

2.                                      It appears the line item amount for total shareholders’ equity in the last column of the table should be €91,703. Please revise or advise.

Response: The Company respectfully advises the Staff that it has revised disclosure in the Capitalization section on page 67 of the Amended Registration Statement.

Dilution, page 68

3.                                      Refer to the first sentence of the second paragraph regarding your actual net tangible book value as of June 30, 2020. Given that you had 3,000,000 ordinary shares outstanding as of June 30, 2020, it is unclear how you computed the net tangible book value per ordinary share to be €(3.42) ($(3.83)), rather than €(1.72) ($(1.93) according to our calculations. Please advise or revise the amounts and resulting dilution computations accordingly.

Response: The Company respectfully advises the Staff that it has revised disclosure in the Dilution section on page 68 of the Amended Registration Statement.

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Please contact the undersigned at (215) 994-2687 if you have any questions regarding the foregoing

Sincerely,

/s/Gregory A. Schernecke
Gregory A. Schernecke

cc:                                Jürgen Eichner